Filed by BlackRock Floating Rate Income Strategies Fund II, Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6

under the Securities and Exchange Act of 1934, as amended

Subject Company: BlackRock Floating Rate Income Strategies Fund, Inc.

Commission File No. 811-21413

Contact:

1-800-882-0052

BlackRock Announces Additional Details Related to Proposed Reorganization of Certain

BlackRock Taxable Fixed Income Closed-End Funds

New York, September 13, 2012 – BlackRock Advisors, LLC announced today that, at a special meeting of shareholders of BlackRock Diversified Income Strategies Fund, Inc. (NYSE:DVF), BlackRock Floating Rate Income Strategies Fund II, Inc. (NYSE:FRB) and BlackRock Floating Rate Income Strategies Fund, Inc. (NYSE:FRA) (collectively, the “Funds”) held today, shareholders of the Funds have approved the reorganization of each of DVF and FRB with and into FRA (the “Reorganizations”).

It is currently expected that the Reorganizations will be completed in October 2012, subject to all regulatory requirements and customary closing conditions being satisfied. The Reorganizations, if completed, would occur based on the relative net asset values of (i) DVF and FRA and (ii) FRB and FRA, respectively.

This communication is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the BlackRock funds, including FRA, the surviving fund in the Reorganizations. Investors should consider the investment objectives, risks, charges and expenses of their fund(s) carefully and consider in its entirety the Joint Proxy Statement/Prospectus relating to the Reorganizations which contains important information regarding the investment objectives and policies, risks, charges, expenses and other important information about FRA.

About BlackRock

BlackRock is a leader in investment management, risk management and advisory services for institutional and retail clients worldwide. At June 30, 2012, BlackRock’s AUM was $3.560 trillion. BlackRock offers products that span the risk spectrum to meet clients’ needs, including active, enhanced and index strategies across markets and asset classes. Products are offered in a variety of structures including separate accounts, mutual funds, iShares® (exchange traded funds), and other pooled investment vehicles. BlackRock also offers risk management, advisory and enterprise investment system services to a broad base of institutional investors through BlackRock Solutions®. Headquartered in New York City, as of June 30, 2012, the firm has approximately 9,900 employees in 27 countries and a major presence in key global markets, including North and South America, Europe, Asia, Australia and the Middle East and Africa. For additional information, please visit BlackRock’s website at www.blackrock.com.

Forward-Looking Statements

This press release, and other statements that BlackRock may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to

BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to each of the “Funds”, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for each Fund or in each fund’s net asset value; (2) the relative and absolute investment performance of each Fund and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, and regulatory, supervisory or enforcement actions of government agencies relating to each Fund or BlackRock, as applicable; (8) terrorist activities, international hostilities and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions; and (12) the ability of BlackRock to integrate the operations of Barclays Global Investors.

Annual and Semi-Annual Reports and other regulatory filings of the Funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Funds. The information contained on BlackRock’s website is not a part of this press release.

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